Exhibit 99.1

Alpha Tau Receives FDA Clearance to Complete Enrollment in REGAIN Recurrent Glioblastoma Trial and Add Two U.S. Clinical Sites; Early Interim Results Showed 100% Local Disease Control

- Following the pre-specified interim safety report and overwhelming demand from clinicians to treat patients as quickly as possible, Alpha Tau to resume recruitment immediately for the remaining seven patients in the trial -

- Marks the latest in a series of regulatory successes in this indication, following FDA’s recognition of Alpha DaRT’s potential through its Breakthrough Device Designation for recurrent glioblastoma (GBM) and Alpha Tau’s selection for the FDA’s prestigious Total Product Life Cycle (TPLC) Advisory Program (TAP) -

- With approximately 14,000 Americans newly diagnosed with glioblastoma each year and median survival after recurrence typically measured in months, Alpha DaRT® represents a potentially transformative new treatment option for patients with highly limited alternatives –

- Two additional leading U.S. academic cancer centers are now approved to participate in the REGAIN trial, expanding geographic access and clinical expertise for this important indication -

Jerusalem, June 11, 2026 -- Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”, or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced that the U.S. Food and Drug Administration (FDA) has cleared the Company to proceed with enrollment of the final seven patients in its U.S. REGAIN (Recurrent Glioblastoma Alpha-DaRT Intratumoral Therapy) trial, following the FDA’s review of a pre-specified interim safety report of the first three patients treated in the trial. The Company intends to recommence patient recruitment immediately, on the back of tremendous clinical interest in continuing the trial.

As previously announced on May 11, 2026, interim results at the cutoff date of May 3, 2026 from the first three patients, treated between December 2025 and March 2026 at The Ohio State University Comprehensive Cancer Center (OSUCCC) in Columbus, Ohio, demonstrated 100% local disease control, a 67% complete response rate as defined by Response Assessment in Neuro-Oncology (RANO) criteria, and only one associated grade 3 serious adverse event (SAE), with no unanticipated associated SAEs observed. As of the data cut-off date, no patients had any local or distant recurrence or any residual symptoms from the procedure.

This clearance to continue the trial is the latest in a series of successful regulatory submissions to the FDA over more than four years with respect to exploring the use of Alpha DaRT in treating recurrent GBM. In October 2021, the Company was awarded Breakthrough Device Designation by the FDA for Alpha DaRT in recurrent glioblastoma, and in October 2024, the Company was accepted into the FDA’s prestigious Total Product Life Cycle (TPLC) Advisory Program (TAP) Pilot, a highly selective program designed to expedite patient access to highly promising medical devices by providing coveted access to FDA expertise and guidance throughout the device development process.

In parallel with the FDA’s clearance to advance enrollment, Alpha Tau has received FDA authorization for two additional leading U.S. academic cancer centers to join the REGAIN trial as participating sites. The addition of these centers increases the geographic reach of the REGAIN trial, with the aim to broaden access for patients across the United States, and to bring additional multidisciplinary neuro-oncology expertise to the program.

Uzi Sofer, CEO of Alpha Tau, commented, “Glioblastoma is one of the most devastating diagnoses in oncology and is a core strategic indication for the Company. Since the fantastic interim results we released last month from our first three recurrent GBM treatments, clinicians have been overwhelmingly demanding that we keep treating patients as quickly as possible. This clearance, combined with the expansion to additional leading U.S. centers, hopefully brings us meaningfully closer to making Alpha DaRT a real option for these patients.”

“I’m very gratified by the FDA’s review of the initial safety assessment and by its clearance to advance to full patient enrollment. What stands out in the early interim data from our first three patients is not just the magnitude of the responses, but their consistency,” said Dr. Robert Den, Chief Medical Officer of Alpha Tau. “In recurrent GBM, where objective response rates with most systemic therapies rarely reach double digits, seeing two patients achieve complete disappearance of all enhancing tumor lesions on serial MRI scans as of the cutoff date, while the third showed meaningful tumor volume reduction, is a clinically significant and encouraging pattern. The adverse event profile was manageable: one grade 3 SAE, fully resolved, with no unanticipated toxicities. This is the kind of consistent, interpretable signal that gives us confidence as we advance to the next set of patients.”

About the REGAIN Study

The REGAIN study is a prospective, open-label, single-arm interventional study designed to evaluate the feasibility and safety of Alpha DaRT for the potential treatment of recurrent glioblastoma. The clinical trial is expected to enroll up to ten U.S. patients with recurrent GBM not amenable for surgical resection who have undergone a prior course of central nervous system radiation. The primary objective of the study is to evaluate the feasibility and safety of the treatment, following the Company’s promising results from pre-clinical studies. Additional information about the trial can be found at https://www.clinicaltrials.gov/study/NCT06910306

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. The Alpha DaRT treatment has not been approved in the US for commercialization or for use outside of an approved clinical trial. In addition, any statements or information that refer to the Alpha DaRT treatment in GBM patients, including the expected patient enrollment, benefits, safety, implementation, feasibility and go to market process, and other expectations, beliefs, plans, including with respect to clinical trials, regulatory approvals and studies, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

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